

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Shalabh Gupta
Chief Executive Officer
Unicycive Therapeutics, Inc.
4300 El Camino Real, Suite 210
Los Altos, CA 94022

  Re: Unicycive Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed July 13, 2023
    File No. 333-273221

Dear Shalabh Gupta:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Alan Campbell at 202-551-4224 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Jeffrey J. Fessler, Esq.